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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 1-15371
CUSIP NUMBER 45031U101

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

iStar Financial Inc.
Full Name of Registrant

Former Name if Applicable

1114 Avenue of the Americas, 39th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10036
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

iStar Financial Inc. (the “Company”) announced today that it has entered into a new  $2.95 billion senior secured credit agreement (the “New Financing”).  The Company will use the proceeds from the New Financing to refinance the Company’s secured bank facilities maturing in June 2011 and 2012 and to repay a portion of the Company’s unsecured debt maturing in 2011 as well as for general corporate purposes.

The completion of the New Financing is a material event for the Company which will affect the information to be provided in the Company’s 2010 Annual Report on Form 10-K (the “Annual Report”).  In light of the significant time that the Company’s senior management and other employees have devoted to completing the New Financing, the Company will need additional time to finalize the Annual Report.  For these reasons, the Company was unable to file the Annual Report on a timely basis without unreasonable effort or expense by the original due date of March 16, 2011.  The Company expects to file the Annual Report on or before March 31, 2011.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David DiStaso	212	930-9400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 24, 2011, the Company announced its financial results for the full year and fiscal quarter ended December 31, 2010.  Significant changes as compared to the comparable 2009 periods include the following:

Net income (loss) allocable to the Company’s common shareholders for the year ended December 31, 2010, was $36.3 million or $0.39 per diluted common share, compared to ($788.6) million or ($7.88) per diluted common share for the year ended December 31, 2009.

Results for the year included $353.9 million of provision for loan losses and impairments, a decrease from $1.40 billion in the prior year. The Company also recorded decreased gains on early extinguishment of debt for the year of $108.9 million versus $547.3 million for the same period last year and decreased interest income for the year of $364.1 million versus $557.8 for the same period last year.  The decrease in income was partially offset by lower interest expense, resulting from debt reductions over the past year.  Additionally, the Company recognized a $250.3 million gain associated with the sale of a portfolio of 32 corporate tenant lease (CTL) assets during the second quarter of 2010.

iStar Financial Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2011	By	/s/ David DiStaso
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.